Exhibit 99.1

Western Copper and Gold Commences Exploration and Drilling Program at Casino

VANCOUVER, BC, June 24, 2021 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) announces its 2021 exploration and drilling program (the "Program") at its wholly owned Casino Copper-Gold Project ("Casino").

The Program was developed with input from Rio Tinto as outlined in the Investor Rights Agreement and Subscription Agreement entered as part of an investment by Rio Tinto Canada in Western (see news release dated May 17, 2021).  The Program consists of several components outlined below:

Exploration Drilling

The 2021 program will include an exploration diamond drilling phase comprising roughly 5,000 metres in 12 holes. These will target the peripheral areas of the Casino Deposit (the "Casino Deposit" or "Deposit"), as well as several exploration targets within the Canadian Creek property.  Drilling on Canadian Creek will specifically target at least three areas having prospective soil geochemical and/or geophysical signatures.  These include an area of anomalous molybdenite revealed from soil sampling and a potassium anomaly revealed from geophysical radiometric surveying. Also, a prospective magnetic "low" anomaly south of the main Casino Deposit will also be tested.

Metallurgical and Geotechnical Drilling

The diamond drilling program will also include a metallurgical component comprising 1,000 metres of large-diameter core in three holes, to test amenability of the mineralization to mineral processing.  The program also includes roughly 1,500 m of geotechnical and hydrological drilling in the Deposit area, as well as a 910 metre geotechnical program designed by Knight-Piesold Consulting. This will target the ground conditions of the proposed tailings management facility, proposed heap leaching and milling facilities and new airstrip.

Resource Confirmation Drilling

The 2021 program also includes a five-hole, 1,500 metre resource confirmation campaign, targeting the eastern and southern margins of the main Deposit.  This campaign is designed to confirm the lithological and mineralogical settings of this portion of the Deposit.  Core obtained will undergo metallurgical testing as well as conventional gold and multi-element analyses.

Soil Sampling

The 2021 program includes a soil sampling component, covering the majority of the Casino property and focusing particularly on areas east and south of the Casino Deposit.  The program will comprise of collection of roughly 2,400 "B-horizon" soil samples on a 200 m by 200 m grid spacing.  The objective is to identify any geochemical signatures that may indicate a second porphyry centre or further mineralized zones related to the main Deposit.

Enersoft Logging

The program also involves scanning of drill core utilizing the innovative "GeologicalAI" robotic scanning device built by Enersoft Inc., of Calgary, Alberta.  The scanning includes "LIDAR" (Light Detection and Ranging) scanning, XRF analysis, hyperspectral analysis and some geotechnical analyses. The primary focus will be to establish a standardization of rock types drilled throughout all programs completed to date.  Scanning will be done on the majority of drill core form the 1992 through 1994 programs, much of the core from the 2008 through 2012 programs, and some core from the high-grade "Deposit Core" identified by Western from the results of the 2020 program.  Scanning will also be done for all of the 2021 metallurgical, geotechnical and resource confirmation drilling, and on the 2021 exploration drilling where warranted.

"We are excited to launch our exploration and drilling program developed with Rio Tinto.", said Paul West-Sells, President and CEO, "In addition to targeting new exploration targets, the work performed over the summer will provide important information that we will use as we move the Casino Project towards feasibility."

COVID-19 Policy

The health and safety of our employees, contractors, visitors and the communities in which we operate are paramount. To that end, we have implemented a COVID-19 policy to reduce the spread of COVID-19 at our exploration camp, and in the Yukon.  We will continue to follow the guidance issued by the Federal and Territorial governments for the operation of remote camps and mining operations. All of our policies can be found on our website, at https://casinomining.com/about-us/casino-site-policies/.

Technical information in this news release has been reviewed and approved by Carl Schulze, P.Geo, and a 'Qualified Person' as defined under Canadian National Instrument 43-101.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); exploration results at the Company's property; budgets; permitting or other timelines; economic benefits from the mine and/or the access road; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. In making the forward-looking statements herein, the Company has applied certain material assumptions including, but not limited to, the assumptions that the circumstances surrounding the COVID-19 pandemic, although evolving, will stabilize or at least not worsen; that the extent to which COVID-19 may impact the Company, including without limitation disruptions to the mobility of Company personnel, increased labour and transportation costs, and other related impacts, will not change in a materially adverse manner; that all regulatory approvals required to complete the Company's planned exploration and development activities will be received in a timely manner and on acceptable terms; that the Company is able to procure personnel, equipment and supplies required for its exploration and development activities in sufficient quantities and on a timely basis; and that general business conditions will not change in a materially adverse manner.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; COVID-19 risks to employee health and safety and a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

For further information: Sandy Noyes, Director, Investor Relations, 604.638.2520 or snoyes@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 08:07e 24-JUN-21